Exhibit (m)

FORM OF DISTRIBUTION AND SERVICES PLAN
UNDER RULE 12B-1

WHEREAS, Morgan Stanley ETF Trust (the “Fund”) is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, the Fund has separate series, each of which is a separate pool of assets with its own investment policies (each a “Portfolio” and collectively the “Portfolios”) and each Portfolio is listed on Schedule A, as may be amended from time to time; and

WHEREAS, the Fund’s Board of Trustees (“Board”), including those Board members who are not “interested persons” of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Board Members”) have approved the Plan and determined that there is a reasonable likelihood that adoption and implementation of the Plan will benefit each Portfolio of the Fund and its shareholders; and

WHEREAS, the Fund and the Portfolios’ principal underwriter (the “Distributor”) have entered into a Distribution Agreement (the “Distribution Agreement”) pursuant to which the Fund employs the Distributor in such capacity during the continuous offering of shares of each Portfolio of the Fund.

NOW, THEREFORE, the Fund hereby adopts this Plan on the following terms and conditions with respect to each Portfolio of the Fund:

1. The Fund may pay to the Distributor and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries, as compensation for the provision of services described in paragraph 2 hereof, a fee, at the rate set forth opposite each Portfolio’s name listed on Schedule A, on an annualized basis of the average daily net assets of each Portfolio. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Fund and the Distributor shall mutually agree. The Distributor may retain any portions of the fees received or paid to it hereunder in excess of its expenses incurred.

2. The Fund, on behalf of each Portfolio, is authorized to compensate the Distributor for services provided and expenses incurred by it in connection with the offering of shares of the Portfolios, which may include, without limitation, amounts expended to finance any activity primarily intended to result in the sale of shares of each Portfolio or the provision of investor services. Services and expenses for which the Distributor may be compensated include, without limitation: (i) marketing and promotional services including advertising; (ii) providing facilities to answer questions from prospective investors about a Portfolio; (iii) receiving and answering correspondence or responding to shareholder inquiries, including requests for prospectuses and statements of additional information; (iv) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (v)

complying with federal and state securities laws pertaining to the sale of a Portfolio’s shares; and (vi) such other services and obligations as are set forth in the Distribution Agreement (collectively, the “Services”). The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons to the extent permitted under applicable law for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under this paragraph.

3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) Independent Board Members, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, or otherwise in a manner consistent with the Act, the rules and regulations under the Act and any applicable guidance or interpretation of the SEC or its staff.

4. This Plan shall continue in full force and effect for a period of more than one year only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5. The Distributor shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts expended with respect to the Services and the purposes for which such expenditures were made.

6. This Plan may be terminated at any time with respect to any Portfolio by the vote of a majority of the Independent Board Members or by vote of a majority of the outstanding voting securities (as defined in the Act) of the Portfolio.

7. This Plan may not be amended to increase materially the amount payable hereunder by a Portfolio unless such amendment is approved by a vote of at least a majority of the outstanding voting securities (as defined in the Act) of the Portfolio, and no material amendment to this Plan shall be made unless approved in the manner provided in paragraph 3 hereof. Additional Portfolios may adopt the Plan upon approval by the Board in the manner provided for in paragraph 3 and amendment of Schedule A.

8. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

9. The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to its affiliates or other broker-dealers, financial institutions and/or intermediaries that provide distribution or investor services as contemplated in paragraph 2 hereof. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the Financial Industry Regulatory Authority Rulebook.

10. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to paragraph 5 hereof for a period of not less than six years from the date of this Plan, agreement or report as the case may be, the first two years in an easily accessible place.

11. The obligations of the Fund and the Portfolios hereunder are not personally binding upon, nor shall be held to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only a Portfolio’s property shall be bound.

12. The fees determined in accordance with paragraph 1 hereof shall be based upon the average daily net assets of the applicable Portfolio. The provisions of this Plan are severable with respect to each Portfolio and no Portfolio of the Fund shall be responsible for the obligations of any other Portfolio of the Fund.

IN WITNESS WHEREOF, the Fund has executed this Plan as of the day and year set forth below in New York, New York.

Dated: [  ], 2022

Attest:	MORGAN STANLEY ETF TRUST
By:
[ ]		[ ]

SCHEDULE A

ADOPTING PORTFOLIOS

(updated as of [ ], 2022)

Portfolio	Rate of Fee
Equity Portfolios:
Calvert International Responsible Index ETF	0.25%
Calvert US Large-Cap Core Responsible Index ETF	0.25%
Calvert US Large-Cap Diversity, Equity and Inclusion Index ETF	0.25%
Calvert US Mid-Cap Core Responsible Index ETF	0.25%
Calvert US Select Equity ETF	0.25%
Fixed Income Portfolios:
Calvert Ultra-Short Investment Grade ETF	0.25%